COHEN & STEERS

280 Park Avenue, 10th Floor

New York, New York 10017

December 17, 2021

VIA EDGAR

Ms. Mindy Rotter

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Re:	Sarbanes-Oxley Review of Cohen & Steers Low Duration Preferred & Income Fund, Inc.

Dear Ms. Rotter:

Thank you for your oral comments provided on November 18, 2021 regarding your Sarbanes-Oxley review (“SOX review”) of the Cohen & Steers Low Duration Preferred & Income Fund, Inc. (the “Fund”). Your oral comments are summarized below to the best of our understanding, followed by the Fund’s responses.

1.

Comment: The MDFP should be enhanced to include a broad discussion of the factors that materially affected performance during the most recent fiscal year, including the relevant market factors and the investment strategies and techniques used by the Fund’s investment advisor. Please explain in correspondence how the fund will address the requirements of Form N1-A, Item 27(b)(7).

Response: We believe our MDFP disclosure includes required information on market conditions and identifies specific factors that materially contributed to performance including factors that contributed to relative performance. We note that there were no material detractors from relative performance for the period. We will continue to ensure the MDFP disclosure includes such discussion points on a go-forward basis.

2.	Comment: Please explain in correspondence which benchmark is the Fund’s primary benchmark.

Response: The Fund’s primary benchmark is the S&P 500 Index.

3.

Comment: If the blended benchmark, which contains the “Constrained Developed Markets Low Duration Capital Securities Custom index” is the Fund’s primary benchmark, please explain in correspondence how it is an appropriate broad based securities market index, as described in instructions to Item 27 of Form N-1A. Specifically, please include a description in correspondence about how it is administered by an organization that is not an affiliated person of the fund, its advisor or principal underwriter.

Response: We confirm that the Fund’s primary benchmark is the S&P 500 Index, which we believe is an appropriate broad-based securities market index that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter.

4.

Comment: The line graph presented for the Fund’s Class A shares begins at a $10,000 initial investment. The current prospectus notes that there is a 2% sales charge. Please explain why the line graph does not conform to N-1A instructions 1 and 2 to Item 27(b)(7)(ii)(A).

Response: We respectfully point out that the line graph does start below $10,000 (at $9,800), but because the difference is so small, it is difficult to discern visually.

5.

Comment: Please explain in correspondence the differences between the expenses (before expense reduction) and expenses (net of expense reduction) noted in the financial highlights and the amounts disclosed in the current prospectus for the Class A shares.

Response: The expenses (before expense reduction) and expenses (net of expense reduction) disclosed in the financial highlights are lower than the amounts disclosed in the current prospectus because the Fund was not charged the full contractual 0.35% of Distribution and Service (12b-1) Fees during the year-ended April 30, 2021. The current prospectus reflects the maximum amount allowed per the Fund’s Distribution and Service plan pursuant to Rule 12b-1 under the 1940 Act.

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Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.796.9391.

Very truly yours,

/s/Albert Laskaj

Albert Laskaj

Treasurer and Chief Financial Officer

cc:	Dana DeVivo, Cohen & Steers

Francis Poli, Cohen & Steers

Adam Derechin, Cohen & Steers

James Giallanza, Cohen & Steers

Stephen Murphy, Cohen & Steers

Michael Doherty, Ropes & Gray LLP